600 Peachtree Street, Suite 810 Atlanta, GA 30308	Nick Bhargava nick@groundfloor.us (404) 850-9225

June 8, 2023

Via Edgar Correspondence

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Ms. Pearlyne Paulemon and Ms. Pam Howell

Office of Real Estate and Commodities

Re:	Groundfloor Yield LLC
Post-Qualification Amendment Offering Statement on Form 1-A
Filed June 8, 2023
File No. 024-11411

Dear Ms. Paulemon and Ms. Howell:

Pursuant to the discussion today between the Staff and our counsel, please disregard the qualification request previously filed.

Sincerely,

/s/ Nick Bhargava

Nick Bhargava
Executive Vice President, Secretary, and Acting Chief Financial Officer of Groundfloor Finance, Inc., the manager of Groundfloor Yield LLC

cc:	Brian Dally, Chief Executive Officer of Groundfloor Finance, Inc.
Brian S. Korn, Manatt, Phelps & Phillips, LLP, Counsel for Groundfloor Finance, Inc.